

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

May 3, 2017

Jeffrey S. Sloan
Chief Executive Officer
Global Payments Inc.
10 Glenlake Parkway, North Tower
Atlanta, Georgia 30328-3473

> **Re: Global Payments Inc.**
> **Form 10-K for the Transition Period Ended December 31, 2016**
> **Filed February 28, 2017**
> **File No. 1-16111**

Dear Mr. Sloan:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response and any amendment you may file in response to these comments, we may have additional comments.

Notes to Consolidated Financial Statements

Note 1 – Basis of Presentation and Summary of Significant Accounting Policies

Revenue recognition, page 58

1. You disclose that certain of your integrated payments solutions arrangements contain multiple elements, such as equipment, perpetual licenses, software-as-a-service, maintenance, installation and training. Please tell us the amount of revenue recognized under these multiple element arrangements for each year presented. In addition, please tell us your consideration of disclosing the following information:

    • The general timing or performance of service for the deliverables within the arrangements;

- Performance, cancellation, termination and refund-type provisions; and

- The general timing of revenue recognition for significant units of accounting.

Please refer to ASC 605-25-50-1 and 50-2.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Ta Tanisha Meadows, Staff Accountant, at (202) 551-3322 or me at (202) 551-3344 with any other questions.

Sincerely,

/s/ William H. Thompson

William H. Thompson
Accounting Branch Chief
Office of Consumer Products

cc: David M. Sheffield, Senior Vice President and Chief Accounting Officer